EXHIBIT 99.1

SafeStop App 'Connects' in Rhode Island This School Year

Parents and School Officials Provided With Real-Time Information From Vehicles Transporting Students

PROVIDENCE, R.I., Aug. 26, 2015 (GLOBE NEWSWIRE) -- This school year, Barrington Public Schools and East Providence School District in Rhode Island will be using SafeStop, the mobile app that connects parents and school officials to the vehicles transporting their students. These districts, which have a combined ridership in excess of 4,000 passengers, are the first public schools in the state to use the app which continues to gain popularity with parents and school officials throughout the country.

"We are glad that that Barrington Public Schools and East Providence School District will be taking advantage of this app and be on the leading edge in the state when it comes to this technology," stated Patrick Gallagher, Director of Sales for SafeStop. "The sense of security and peace of mind knowing where their child's school vehicle is will resonate with the parents."

The SafeStop app provides parents with a real-time map feature that displays the location of their child's bus, estimated arrival times at their bus stop, and an alerts and messaging center. The alerts and messaging system serves as an extra communication channel for schools helping parents manage their busy days. Schools are able to use the app to alert parents about important school news such as delays, closings, early dismissals or upcoming school events.

"School Districts are not only liking the added layer of customer service that the app provides to parents, but they also appreciate receiving the data collected by SafeStop to establish and review Key Performance Indicators for their transportation system so they can optimize their operations," Gallagher added.

SafeStop is compatible with any GPS unit, routing, or transportation provider. The service provides flexible payment options and can be a subscription service, parent pay, school pay or sponsor pay. Parents are encouraged to contact their school officials to request the installation of SafeStop. Private, charter and public schools along with colleges and universities interested in the service can contact a representative through the company's website. To learn more about the SafeStop app and to contact a representative, please visit www.SafeStopApp.com.

About SafeStop

SafeStop, a product offered by SafeStop, Inc., is a powerful and secure application that connects parents and school administrators with the vehicles transporting their students. Created in 2013, the SafeStop app provides a real-time map feature, estimated arrival times, and an alerts and messaging center for its users. The app continues to evolve and will bring timely, accurate and valuable information to parents and school officials across America. For more information, visit www.SafeStopApp.com.

CONTACT: Media contact:
         Doug Coupe
         Director of Communications
         843.884.2720

         For sales information:
         Patrick Gallagher
         Director of Sales
         800-843-8936
         pgallagher@safestopapp.com